

GREAT QUEST
METALS LTD.

82-3116

April 3, 2006

SUPPL

RECEIVED
2006 APR 11 P 12:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on April 3, 2006. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.





06012418



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

PROCESSED
APR 11 2006
THOMSON
FINANCIAL

dw 4/11

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

April 3, 2006
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest's Drill Program on Kenieba Gold Concession to Commence Tuesday

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is pleased to announce that the start of drilling on the Kenieba concession in western Mali, West Africa will begin on April 4. The focus of the 2,500 metre drill program will be the Djambaye 2 gold zone where gold mineralization in quartz veins is centered on diorite and rhyodacite dykes. This zone has been traced for 3,131 m along the surface. Last year, the Company drilled 12 holes over a length of 414 m with significant intersections in 11 of 12 holes as announced in the spring-summer of 2005.

The program on the Djambaye 2 gold zone will consist of two phases; exploring the zone to depth and drilling along strike. Gold mineralization is found in quartz veins associated with easterly-dipping rhyodacite and diorite dykes. The first phase of the program will consist of drilling holes east of the 2005 holes and exploring the zone to depth. Drilling will also test a new area of orpaillage within the 414 m. The second phase of drilling will consist of testing the Djambaye 2 gold zone to the south.

The Kenieba concession is south of and adjacent to the Tabakoto-Segala concessions of Nevsun Resources. The Djambaye 2 gold zone is only 8 km from the Tabakoto gold mine and, geologically, has many similar characteristics. Nevsun announced today that gold has been poured at the Tabakoto mine, and that commercial production is expected to be achieved in April, 2006. Nevsun plans to mine the Tabakoto open pit reserve of 568,000 ounces of gold and then continue underground.

A total of 6 other diorite or rhyodacite dykes or occurrences with gold mineralization have been found on the Kenieba concession with widths varying from 2 to an estimated 20 m. In addition, some mineralized quartz-vein, quartz-breccia, quartz stringer zones have been identified. One has been traced for 650 m and is up to 17 m wide. At least four of the above zones will be tested during the third phase of drilling. Marvin Mitchell, P. Eng, the Qualified Person pursuant to NI 43-101, has approved of the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President